EXHIBIT 99.1
February 23, 2010

Central Fund of Canada Limited (Symbols: NYSE Amex - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three months ended January 31, 2010.

CENTRAL FUND OF CANADA LIMITED
Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2010	2009

Net assets:
Gold bullion, at market, average cost $889,816,599 (2009: $774,629,675)	$1,452,202,791	1,292,065,170
Silver bullion, at market, average cost $746,375,834 (2009: $654,686,930)	1,096,683,185	1,029,260,117
Cash	1,731,273	2,918,749
Short-term deposits	72,314,600	61,171,225
Prepaid insurance, interest receivable and other	221,702	225,275
	2,623,153,551	2,385,640,536
Accrued liabilities	(1,856,364)	(1,338,221)
Dividends payable	-	(1,960,177)
Net assets representing shareholders’ equity	$2,621,297,187	2,382,342,138

Represented by:
Capital stock
Class A shares issued: 212,982,713 (2009: 196,007,713)	$1,713,695,465	1,493,321,705
Common shares issued: 40,000 (2009: 40,000)	19,458	19,458
	1,713,714,923	1,493,341,163
Contributed surplus	-	-
Retained earnings inclusive of unrealized appreciation of holdings	907,582,264	889,000,975
	$2,621,297,187	2,382,342,138

Net asset value per share:
Class A shares	$12.31	12.15
Common shares	$9.31	9.15

Exchange rate: U.S. $1.00 = Cdn.	$1.0650	1.0774

Net asset value per share expressed in Canadian dollars:
Class A shares	$13.11	13.09
Common shares	$9.91	9.86

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its 2009 Annual Reports and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the public offerings completed during the period and the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $239.0 million during the three months ended January 31, 2010 as a result of the public offering completed on November 17, 2009 as well as the increase of the price of gold.

On November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $220,373,760.  The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, both in physical bar form. The balance of $13,497,931 was retained by the Company in interest-bearing cash deposits for working capital purposes.

CENTRAL FUND OF CANADA LIMITED
Statement of Income
(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2010	2009
Income:
Interest	$16,848	180,345
Change in unrealized appreciation of holdings	20,676,537	339,851,404
	20,693,385	340,031,749
Expenses:
Administration fees	1,312,745	797,327
Safekeeping, insurance and bank charges	609,042	352,099
Shareholder information	47,361	46,862
Directors’ fees and expenses	46,337	36,623
Accounting fees	40,448	13,580
Stock exchange fees	31,822	32,591
Legal fees	12,209	5,722
Registrar and transfer agent fees	12,132	15,560
Miscellaneous	-	315
Foreign currency exchange loss	-	491
Total expenses	2,112,096	1,301,170
Net income inclusive of the change in unrealized appreciation of holdings	$18,581,289	338,730,579
Net income per share:
Class A shares	$0.09	2.23
Common shares	$0.08	2.22

The net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended January 31, 2010 was $18.6 million compared to $338.7 million for the comparative period in 2009.  Virtually all of the income was due to the change in unrealized appreciation of holdings.  Notwithstanding the increase in cash and cash equivalents, interest income decreased compared to the prior quarter as interest rates on interest-bearing cash deposits were significantly lower.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period to $1,312,745, from $797,327 for the comparative period in 2009, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three month period ended January 31, 2010 were 0.08%, compared to 0.09% for the same three month period in 2009.  For the twelve months ended January 31, 2010, the expense ratio was 0.32% compared to 0.37% for the prior twelve month period.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At January 31, 2010, the Class A shares of Central Fund were backed 97.2% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878